September 14, 2007

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Ms. Christina Chalk

Special Counsel, Office of Mergers and Acquisitions

Division of Corporate Finance

Re:	MGM MIRAGE
Schedule TO-T filed on August 24, 2007 by Dubai World, Infinity World
(Cayman) L.P., and Infinity World Investments LLC
Schedule TO-T/A filed on August 28, 2007
SEC File No. 5-40054

Dear Ms. Chalk:

On behalf of our clients Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC (collectively, “Dubai World”), set forth below is our response to comments received from the staff of the Commission (the “Staff”) in a letter dated September 13, 2007 with respect to the Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2007, as amended by Amendment No. 1 filed with the Commission on August 28, 2007 (collectively, the “Schedule TO”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Schedule TO-T, Item 10

1.	As discussed with you and your colleagues in several telephone conversations over the last several weeks, we continue to have concerns about the need to provide financial statements for these bidders pursuant to Item 10 of Schedule TO. As we have discussed, Instruction 2 to Item 10 does not relieve bidders of the obligation to provide financial statements here, given that this is a partial cash tender offer by non-reporting entities. We are continuing to review and discuss your supplemental analysis on this point provided in your response letters dated August 29, 2007, September 10, 2007 and September 11, 2007.

Ms. Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

September 14, 2007

Response: We acknowledge the Staff is still reviewing and discussing our analysis as to why we believe financial statements are not material to the decisions of MGM MIRAGE stockholders with respect to the tender offer. In this regard, please let us know if there is any additional information we can supplementally provide to the Staff to facilitate its review. We note that Dubai World concluded that its financial statements were not material to the tender offer based on the analysis in our response letters previously provided and that Dubai World did not rely on Instruction 2 to Item 10 of Schedule TO in reaching such conclusion.

Offer to Purchase – Section 9. Information Concerning the Purchaser and it’s Affiliates; Background of the Offer; Past Contracts, Negotiations and Transactions, page 18

2.	On page 19, you disclose that Dubai World and MGM MIRAGE entered into a confidentiality agreement pursuant to which Dubai World could “obtain access to non-public information” concerning MGM MIRAGE. However, the Offer to Purchase does not disclose any financial forecasts or other non-public information received by Dubai World from MGM MIRAGE. Please advise whether such information was received pursuant to the August 7, 2007 Confidentiality Agreement. If so, provide your legal analysis as to why disclosure in the tender offer materials is not required pursuant to applicable statutory and rule provisions, including Rule 10b-5. Your analysis should address the materiality of this information to stockholders (rather than the bidders) under relevant case law and other authority.

Response: We advise the Staff that Dubai World entered into the confidentiality agreement so that it could obtain access to information concerning the CityCenter project for purposes of performing confirmatory due diligence solely related to the project. This information reviewed by Dubai World included construction management and construction contract agreements, architectural designs and renderings, real estate title documents, environmental reports and documents concerning expenditures incurred in connection with the development. Dubai World also received an EBITDA projection related solely to the CityCenter project for 2010. In reviewing this information, Dubai World concluded that the project due diligence information was not material to an equity investment in MGM MIRAGE given its confirmatory nature and its limited scope. Dubai World further concluded that the EBITDA projections were extremely speculative and did not rely on them in assessing the value of the project and the potential returns to be earned, and ultimately relied on its own analysis in determining to make the joint venture investment. Given that the EBITDA projections were limited to the CityCenter project

Ms. Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

September 14, 2007

and were not relied upon, Dubai World concluded that such information was not material to MGM MIRAGE and the tender offer.

3.	We note the disclosure on page 19 that Purchaser’s representatives initially inquired about the possibility of purchasing Shares directly “from significant stockholders of MGM MIRAGE.” Please identify such stockholders, and explain why this tender offer was pursued over such private purchases. See Item 1005(b) of Regulation M-A.

Response: Dubai World initially considered purchasing shares of MGM MIRAGE directly from Tracinda Corporation and a private foundation to which Tracinda Corporation had recently donated shares of MGM MIRAGE (the “Foundation”). Neither Dubai World nor its representatives communicated with the Foundation or any of its representatives or any other stockholder (other than Tracinda Corporation) regarding the acquisition of shares from such stockholders. While initially Dubai World considered acquiring the MGM MIRAGE shares solely from Tracinda Corporation, Dubai World concluded that it was more appropriate to provide all stockholders of MGM MIRAGE the opportunity to tender shares into the tender offer at the premium-to-market offered in the tender offer. Dubai World also elected to negotiate for the purchase of additional shares directly from MGM MIRAGE.

Section 10. Source and Amount of Funds, page 21

4.	Please update the tender offer materials to disclose the terms of the loan facility being negotiated to partially fund the purchase of Shares tendered. See Item 1007(d) of Regulation M-A. In addition, the loan agreement should be filed as an exhibit to the Schedule TO-T. See Item 1016(b) of Regulation M-A.

Response: We advise the Staff that, at the time of filing of the Schedule TO, Dubai World was in preliminary negotiations with financing sources regarding the purchase of shares of MGM MIRAGE and no written financial commitments had been provided by the financing sources. We also advised the Staff in the letter dated September 10, 2007, that Dubai World had received an underwritten commitment letter for margin financing of up to $1.2 billion from The Royal Bank of Scotland plc, Deutsche Bank AG, London Branch and Credit Suisse International with respect to the tender offer.

As requested, Dubai World intends to file an amendment to the Schedule TO to include therein the following summary of the terms of such commitment and to file the executed commitment letter as Exhibit (a)(1)(L) with such amendment:

Ms. Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

September 14, 2007

“On August 28, 2007, Infinity World Investments LLC accepted underwritten commitments from The Royal Bank of Scotland plc, Deutsche Bank AG, London Branch and Credit Suisse International for a margin finance facility, the proceeds of which would be used to finance a portion of the purchase of Shares pursuant to the Offer and the purchase of 14,200,000 Shares directly from MGM MIRAGE. The amount of the margin facility would be up to $1.2 billion, and would be secured by a pledge of the Shares acquired pursuant to the Offer and directly from MGM MIRAGE.

The margin facility would include customary events of default and termination rights, including as a result of changes in the loan-to-value ratio or if the daily liquidity of the Shares falls below certain levels. The banks would have customary remedies upon the occurrence of an event of default, including acceleration of our obligations under the facility and foreclosure on the pledged Shares. If, after any acceleration of our obligations under the facility, the banks propose to foreclose on any pledged Shares and those Shares are not freely saleable, then the banks may elect to cause Dubai World to purchase the pledged Shares.”

In addition, we advise the Staff that since September 11, 2007, Dubai World and the financing sources have continued to discuss alternative structures for the financing arrangements, including potentially entering into secured forward and swap derivative contracts. Such contracts would have an economic effect substantially similar to the originally contemplated margin facility.

In light of the fact that the tender offer is not subject to a financing contingency, Dubai World believes that the Offer To Purchase, as originally disseminated to stockholders, contains all material information necessary for a stockholder to decide whether they should tender their shares. Accordingly, the filing persons do not believe it is necessary to disseminate this information to stockholders other than by filing it with the Commission.

Section 11 – Purpose of the Offer; Plans for MGM MIRAGE; Related Documents, page 21

5.	See comment 3 above. We note the additional disclosure in the second paragraph here that you intend to increase your ownership in MGM MIRAGE beyond the Shares purchased in this tender offer and through the Direct Purchase. Do you intend to purchase such additional Shares from the significant stockholders whom you initially referenced? Please disclose.

Ms. Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

September 14, 2007

Response: Dubai World does not have any current plans, proposals or agreements to acquire additional shares of MGM MIRAGE from significant stockholders. It is expected that any additional purchases of shares of MGM MIRAGE by Dubai World, if any, would come from open market purchases or privately negotiated purchases to be determined at the time such acquisitions of additional shares are pursued. As disclosed in the Schedule TO, in the event that Dubai World acquires any additional shares of MGM MIRAGE above the combined 14,200,000 sought in the tender offer and the 14,200,000 to be acquired directly from MGM MIRAGE, it is important to note that any such increase in ownership would be subject to gaming authority approval in each jurisdiction where MGM MIRAGE does business, and notwithstanding Dubai World’s expectation with respect to increasing its ownership stake, there are no current plans, proposals or agreements to acquire additional shares. In addition, as disclosed in the Schedule TO, Dubai World has contractually agreed to refrain from increasing its ownership position in excess of twenty percent (20%) of the total outstanding shares of MGM MIRAGE.

6.	We note the disclosure on page 22 that your agreement with MGM MIRAGE provides you with registration rights. We are also aware that MGM MIRAGE has filed a prospectus in connection with such resale by you of the Shares being acquired in the tender offer and the Shares being purchased directly from MGM MIRAGE. Please discuss your intentions with regard to sales of MGM MIRAGE securities pursuant to such resale registration statement or otherwise.

Response: The registration rights in favor of Dubai World were negotiated for as a component of the broad contractual arrangements agreed to by the parties. At this time, Dubai World does not intend to dispose of any shares of MGM MIRAGE pursuant to the registration statement or otherwise. However, as disclosed in the Schedule TO, we advise the Staff that Dubai World routinely undertakes a review of all of its investments and any determination with respect to the acquisition or disposition of additional shares of MGM MIRAGE depends on a variety of factors, as described in the fourth paragraph of Section 11 of Schedule TO on page 21.

Ms. Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

September 14, 2007

On behalf of Dubai World, we respectfully request the Staff’s assistance in completing the review of this response letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to Carl Sanchez at (858) 720-2810 or Robert Carlson at (213) 683-6220.

Sincerely,

/s/ Paul, Hastings, Janofsky & Walker LLP

PAUL, HASTINGS, JANOFSKY & WALKER LLP

September 14, 2007

Ms. Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0303

Re:	MGM MIRAGE

Schedule TO-T filed on August 24, 2007 by Dubai World, Infinity World (Cayman)

L.P., and Infinity World Investments LLC

Schedule TO-T/A filed on August 28, 2007

SEC File No. 5-40054

Dear Ms. Chalk:

In connection with the response letter from our legal counsel, Paul, Hastings, Janofsky & Walker LLP, to you dated September 14, 2007, we hereby acknowledge that:

1.	each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission (“SEC”) on August 24, 2007, as amended by Amendment No. 1 to the Tender Offer Statement filed on August 28, 2007 with the SEC and as will be amended by Amendment No. 2 to the Tender Offer Statement, which is expected to be filed on September 17, 2007 with the SEC, by Dubai World, a Dubai, United Arab Emirates government decree entity (collectively, the “Filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	none of the undersigned may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signatures follow]

Each of the undersigned has executed the above acknowledgements as of the date first written above.

DUBAI WORLD,
a Dubai, United Arab Emirates government decree entity

/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer

INFINITY WORLD (CAYMAN) L.P.,
a Cayman Islands limited partnership

By: Infinity World (Cayman) Holding
Its: General Partner

/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Director

INFINITY WORLD INVESTMENTS LLC,
a Nevada limited liability company

/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Director